March 9, 2005

via U.S. mail and facsimile

Gary T. Steele, President and Chief Executive Officer
Landec Corporation
3603 Haven Avenue
Menlo Park, CA  94025

	RE:	Form 10-K for the fiscal year ended May 30, 2004
		Form 10-Q for the period ended August 29, 2004
			File No. 0-27446


Dear Mr. Steele:

      We have reviewed your response letter dated March 4, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED MAY 30, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Statements of Cash Flows, page 51
3. We acknowledge your response to our comment 11. In future filings, please revise your statements of cash flows to present separately cash flows associated with notes and advances receivable from operating activities from those associated with investing activities. Please also include a footnote to your statements of cash flows which explains the nature of collections of notes and advances receivable from investing activities.

Notes to Financial Statements

3. Exit of Fruit Processing and Domestic Commodity Vegetable
Business, page 64
4. We have read your response to our comment 24. In future filings, please reclassify the $436,000 gain on the sale of your fruit processing facility to comply with SFAS 144. Please show us what your revised selected financial data table will look like. Please also ensure that you include a note to the table that describes the restatement.

FORM 10-Q FOR THE PERIOD ENDED AUGUST 29, 2004

Comment applicable to your overall filing
5. Please address the comments above in your interim Forms 10-Q as well.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Gary T. Steele
March 9, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE